SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                               Commission File Number 001-13748

                          NOTIFICATION OF LATE FILING


(Check One):  (X) Form 10-K   (   ) Form 20-F  (   ) Form 11-K  (   ) Form 10-Q
(   ) Form N-SAR   (   ) Form N-CSR

         For Period Ended: December 31, 2004

(   ) Transition Report on Form 10-K      (   ) Transition Report on Form 10-Q
(   ) Transition Report on Form 20-F      (   ) Transition Report on Form N-SAR
(   ) Transition Report on Form 11-K

         For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  ZiLOG, Inc.

Former name, if applicable:  NA

Address of principal executive office (street and number):  532 Race Street

City, State and Zip Code:  San Jose, California 95126


                                    PART II
                            RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (X) (a)     The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;
      (X) (b)     The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11- K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
                  following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (  )(c)     The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The registrant is in the late stages of documenting and testing its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act ("Section 404"), which requires annual management assessments of the effectiveness of the registrant's internal controls over financial reporting and a report by its independent auditors addressing these assessments. Legal and financial compliance with Section 404 has been both time consuming and costly. While the registrant intends to provide the Management's Annual Report on Internal Control Over Financial Reporting and the related Attestation Report of the Independent Registered Public Accounting Firm, which reports are required by Items 308(a) and 308(b), respectively, of Regulation S-K promulgated under Section 404, within the time periods allowed by the exemptive order issued by the SEC on November 30, 2004, in order to do so, the registrant's resources have been diverted from completion of the Registrant's financial audit and the other work necessary to complete the information required by Form 10-K. Accordingly, the registrant is unable to provide the information required by the Form 10-K in the prescribed time without unreasonable effort or expense.


                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

           Perry Grace                  408                    558-8500
             (Name)                 (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                                 (X) Yes ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 (X) Yes ( ) No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       Significant Changes in Results of Operations Between 2004 and 2003

         On February 18, 2004, the Board of Directors of the registrant approved a reverse stock split in which every two shares of common stock was converted into one share of common stock, effective March 1, 2004. All common shares and per-share figures presented herein have been retroactively restated to reflect this one-for-two reverse stock split.

         On March 12, 2004, the registrant's common stock was listed for trading on the NASDAQ National Market with a ticker symbol of ZILG. On March 18, 2004, and subsequently April 6, 2004 through exercise of an over-allotment option, the registrant raised approximately $24.4 million through the sale of 2,252,100 shares of its common stock at a price of $12.50 per share in a public offering of its stock. Subsequent to the registrant's May 2002 financial restructuring and prior to its March 2004 stock offering, the registrant's stock was traded on the OTC-Bulletin board.

         On April 16, 2004, the registrant announced the closure of its MOD II five-inch wafer manufacturing facility in Nampa, Idaho ("MOD II"). In association with this decision, the registrant recorded net special charges of $6.9 million reflecting the impairment of long lived assets and costs to cease operations, including employee severance costs. MOD II production ceased on July 9, 2004 whereby the majority of the products previously manufactured in MOD II were transferred to X-FAB, a third party wafer foundry located in Lubbock, Texas. The registrant is now operating under its stated strategy as a fabless semiconductor company. In the fourth quarter of 2004, the registrant received net proceeds of $5.8 million and recorded a net gain of $1.7 million from the sale of substantially all of the MOD II wafer manufacturing equipment to STMicroelectronics.

         On September 24, 2004, the registrant received a net cash reimbursement of $5.9 million from its unconsolidated subsidiary, ZiLOG MOD III, Inc. ("MOD III"). This reimbursement was for certain costs paid by the registrant on behalf of MOD III in order to sustain and maintain its idle property and equipment in saleable condition since 2002. These costs had been previously reflected as special charges in the registrant's consolidated statements of operations and included charges of $1.7 million in 2004. The reimbursement was paid from the net proceeds received by MOD III from the sale of substantially all of its semiconductor manufacturing equipment to STMicroelectronics in July 2004.

         The registrant's net sales were $95.6 million in 2004 as compared to net sales of $103.6 million in 2003. Foundry service sales made up $3.6 million and $11.1 million of the registrant's net sales in 2004 and 2003, respectively. Micrologic sales increased modestly in 2004 over 2003, and included an increase in sales of the registrant's new flash products from $1.1 million in 2003 to $3.2 million in 2004. Generally, the decrease in net sales in 2004 reflects a reduction in foundry services sales. As described above, in July, 2004 the registrant closed its MOD II wafer manufacturing facility and as such no longer offers foundry service products. These sales were primarily to one customer and were opportunistic in an endeavor to increase utilization of the registrant's wafer fabrication facility and lower the overall costs of wafers manufactured. The registrant incurred no research and development in support of these activities and had no direct involvement with the customer in design of these products.

         The registrant's cost of sales primarily represents the cost of producing products, including wafer fabrication, assembly and test expenditures. Cost of sales fluctuates, depending on materials and services prices from vendors, manufacturing efficiency and productivity of the registrant's test operation, product mix, and product yield performance. Gross margin was $43.4 million in 2004 compared to $48.4 million in 2003. Gross margin as a percent of net sales was 45.4% in 2004 as compared to 46.7% in 2003. The gross margin in 2004 includes the impact of lower margins on the new embedded flash products, higher margins on our legacy products, as well as a $2.5 million charge primarily related to excess inventories built in support of the closure of the MOD II manufacturing facility.

         Research and development expenses were $20.9 million in 2004 as compared to $18.0 million in 2003. The registrant's research and development efforts were, and continue to be, primarily directed towards development of core micrologic devices and associated design tool development, including its Z8 Encore! and eZ80Acclaim! families of 8-bit embedded-flash micrologic devices and its Crimzon consumer solutions family of products focused on the Universal remote control market. During 2004, the registrant announced the opening of its China design center in Shanghai and the expansion of its software development group in Bangalore, India. Additionally, the registrant transferred its engineering groups from Nampa, Idaho to a new technology center in Meridian, Idaho.

         Selling, general and administrative expenses were $29.6 million in 2004 as compared to $27.6 million in 2003. The higher SG&A expenses in 2004 reflects higher marketing costs associated with the launch of new products and their market introductions as well as the incremental costs of compliance with Sarbanes-Oxley requirements.

         Special charges for 2004 and 2003 were as follows (in millions):

                                                               Year Ended
                                                              December 31,
                                                        -----------------------
                                                            2004           2003
                                                        -----------------------
Asset impairments:
Test and probe equipment written-off                   $     --        $   0.2
MOD II assets write-down                                     5.4             --
MOD II assets gain on sale                                  (1.7)
Equity investment write-down                                  --            0.2
Restructuring of operations:
Employee severance and termination benefits, other           0.3            1.5
MOD II employee severance and termination benefits           1.8             --
MOD II costs to close facility                               3.2             --
MOD III sustaining costs for post-closure maintenance        1.7            1.3
MOD III reimbursement of maintenance costs                  (4.9)            --
Professional fees for debt restructuring                     0.1            0.6
                                                       ---------       ---------
                                                       $     5.9       $    3.8
                                                       ==========      =========

         Total operating expenses were $60.6 million in 2004 compared to $56.2 million in 2003 and the registrant's operating loss for such periods was $17.2 million and $7.8 million, respectively. Subsequent to our earnings release in February 2005, we received an unfavorable arbitration judgment of approximately $0.2 million related to a contract dispute. As required by GAAP, we have reflected in our financial statements as of December 31, 2004, an increase to accrued liabilities and a general and administrative expense as a result of this judgment. Because of this subsequent event, our net loss and net loss per share differs from the amounts we reported on our earnings release. The registrant will report a net loss for 2004 of $18.3 million, or $1.16 per share, as compared to a net loss of $5.9 million, or $0.41 per share, for 2003.

         The registrant has a three-year $15.0 million senior secured revolving credit facility with a commercial lender which expires May 13, 2005. As of December 31, 2004, the registrant had no outstanding borrowings under the facility and had issued standby letters of credit of $0.2 million. The registrant's ability to borrow under the facility is based on a monthly borrowing base calculation that is determined as a percentage of eligible accounts receivable. As of December 31, 2004, the registrant had borrowing availability of approximately $4.7 million. At December 31, 2004, the registrant had cash and cash equivalents of $37.7 million, compared to $22.0 million at December 31, 2003.

                   Internal Control Over Financial Reporting

         As indicated above, the registrant is in the late stages of completing its evaluation on the effectiveness of the registrant's internal controls over financial reporting. As part of that process the registrant has identified the following material weaknesses.

         During the course of the December 31, 2004 year-end audit by KPMG LLP, the registrant's independent registered public accounting firm, the registrant determined that its estimate of reserves for distributor price adjustments as calculated was understated by approximately $670,000. This adjustment and the associated reduction in net sales was reflected in the registrant's financial results announced February 3, 2005 wherein net sales for the twelve months ended December 31, 2004 were accurately reported at $95.6 million. Reserves for distributor price adjustments are included in sales returns and allowance reserves which at December 31, 2004 totaled $1.7 million. The registrant recognizes distributor revenue when the distributor resells the inventory to its end customer. At that time, and only on certain sales, the distributor may be entitled to make a claim against the registrant for associated price discounts which were previously approved by the registrant's pricing organization. Price adjustment claims from distributors are processed manually and are made by distributors based on their cycle of processing which requires the registrant to estimate the amount of unprocessed claims at the end of each period. The registrant records its estimate of unprocessed distributor price adjustment claims at the time that net sales are recorded for the respective periods.

         Additionally, while reviewing the registrant's financial statements KPMG LLP highlighted that the registrant had prepared its draft "Consolidated Statement of Cash Flows," which included the disposition of its MOD II equipment and the associated cash proceeds from this sale, on a net basis within cash flow from operating activities. The resulting change from the adjustment for this transaction was to reclassify the MOD II equipment sale proceeds from cash flows from operating activities into cash flows from investing activities. The resulting impact was a $5.9 million decrease in cash from operating activities and a corresponding increase of $5.9 million in cash provided by investing activities.

         Management has remediated the design and effectiveness of the registrant's internal control over recording distributor price adjustment reserves by: 1) improving the precision of estimating reserves; 2) increasing the management-level review of the detailed support for the reserves; and 3) reducing the time for processing outstanding distributor price adjustments. Remediation of internal controls in the area of preparing the registrant's consolidated financial statements, including the consolidated statement of cash flows, will include additional staff training and increased levels of supervision and review to improve the effectiveness of these controls.

         As a result of the adjustments to the registrant's estimate for distributor price adjustments and the reclassification of the MOD II asset sale amounts within its consolidated statement of cash flows, the registrant has determined that it had internal control deficiencies that constitute "material weaknesses," as defined by the Public Company Accounting Oversight Board's Auditing Standard No. 2 that will require management to conclude that its internal controls over financial reporting were not effective as of December 31, 2004. As a result, KPMG LLP will issue an adverse opinion with respect to the registrant's internal controls over financial reporting. The fact that KPMG LLP will have an adverse opinion on the internal controls of the registrant does not necessarily preclude them from offering an unqualified opinion on the consolidated financial statements of the registrant as of December 31, 2004 and for the year then ended. Although the registrant is in the late stages of evaluating its internal controls over financial reporting, it is possible that the registrant may identify one or more further material weaknesses. However, nothing has come to the attention of the registrant's management to cause it to believe that any changes need to be made to the historical financial results reported in the registrant's earnings release issued on February 3, 2005 other than as set forth herein. The Company expects to conclude its testing and evaluation of internal controls over financial reporting and management's assessment of such controls within the 45 day period provided by the exemptive order issued by the SEC on November 30, 2004.

                                  ZiLOG, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 15, 2005                        By:  /s/ James Thorburn
                                                -------------------------------
                                                Name:   James Thorburn
                                                Title:  Chairman and Chief
                                                        Executive Officer